Exhibit 12.1

Aceto Corporation

Ratio of Earnings to Fixed Charges

(in thousands)

	Fiscal Year Ended

Description	June 30, 2018	June 30, 2017		June 30, 2016		June 30, 2015		June 30, 2014
EARNINGS:
(Loss) income before income taxes	$(292,822)	$17,361		$53,854		$49,858		$44,674
Less:
Earnings on equity investees	(2,173)	(2,336)		(2,060)		(1,761)		(2,024)

Plus:
Fixed charges	28,335	22,315		10,617		4,389		2,349
Distributed income of equity investees	2,492	1,908		1,843		2,022		1,810
EARNINGS	(264,168)	39,248		64,254		54,508		46,809

FIXED CHARGES:
Interest expense, including amortization of debt issue costs, debt discount and deferred financing costs	28,152	22,187		10,493		4,235		2,194
Portion of rental expenses deemed to represent interest	183	128		124		154		155
TOTAL FIXED CHARGES	28,335	22,315		10,617		4,389		2,349

RATIO OF EARNINGS TO FIXED CHARGES	N/A*	1.76	X	6.05	X	12.42	X	19.93	X

*	Due to losses incurred for the year ended June 30, 2018, our earnings were insufficient to cover fixed charges for such period and we are unable to disclose a ratio of earnings to fixed charges for such period. The dollar amount of the deficiency in earnings available for fixed charges for the year ended June 30, 2018 was approximately $264 million.